Exhibit 99.1

Sinovac Receives Healive® and Bilive® Purchase Orders from Provincial CDCs for Earthquake Disaster Areas

BEIJING, June 16, 2008-- Sinovac Biotech Ltd. (Amex: SVA), a leading provider of vaccines in China, today announced that the Shanxi Center for Disease Control and Prevention (CDC) ordered 257,100 doses of Healive®, the inactivated hepatitis A vaccine manufactured by Sinovac. On the same day, the Gansu CDC ordered 47,000 doses of Bilive®, a combined hepatitis A and hepatitis B vaccine manufactured by Sinovac. The vaccine purchased by the local CDCs will be utilized to inoculate children in the disaster zones following the May 12th earthquake to prevent the infectious disease. Concurrently, Sinovac donated an additional 8,000 doses of Healive® to affected areas in the Shanxi Province. Sinovac’s clinical experts were dispatched to the inoculation area to assist the local CDCs with immunization.

Mr. Weidong Yin, Chairman, CEO and President of Sinovac, commented, “The delivery of additional vaccines to the earthquake area reflects our consistent commitment to contribute to improving human health across China. Sinovac’s highly efficient manufacturing operations enable us to play a significant role in supplying vaccines for the prevention of infectious diseases during emergency situations. Our established post sales service programs allow for the timely distribution of vaccines to the local CDC doctors in earthquake disaster areas.”

As previously announced, the Beijing municipal government purchased on June 11 80,000 doses of Bilive®, the combined inactivated hepatitis A and B vaccine manufactured by Sinovac, and the vaccines were delivered to disaster area in Gansu Province. Sinovac donated on May 19 to the earthquake disaster area 50,000 doses of Healive®, of which 10,000 doses were sent to the Gansu province. On May 22, the Ministry of Health purchased approximately RMB 20 million of Healive®.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com